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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49339

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   01/01/08   AND ENDING   12/31/08
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

EROOM Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
440 South LaSalle

                                        (No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Moore   **312-341-4501**
                                                            (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
                                 (Name - if individual, state last, first, middle name)

141 West Jackson Blvd.	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Michael Moore_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

___Eroom Securities, LLC_____ , as of ___December 31_____ , 2008,

are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or

director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MARION SORIANO
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 8-2-2009

OFFICIAL SEAL
MARION SORIANO
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 8-2-2009

_____
Signature

Managing Member
_____
Title

Notary Public

This report **contains (check all applicable boxes):
[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Changes in Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EROOM Securities, LLC
(A Delaware
Limited Liability Company)

Financial Statements
Year Ended December 31, 2008, and
Independent Auditors' Report

(Filed Pursuant to Rule 17A-5 Under the Securities Exchange Act of 1934)

EROOM Securities, L.L.C.
Annual Report
For the Year Ended December 31, 2008

Table of Contents

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Members:
EROOM Securities, L.L.C.

We have audited the accompanying statement of financial condition of **EROOM Securities, L.L.C.** as of December 31, 2008 , and the related statements of income, changes in members capital, and cash flows for the year ending December 31, 2008. These financial statements are the responsibility of the members. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **EROOM Securities, L.L.C.** as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert Cooper & Company CPA's PC
February 23, 2009

EROOM Securities, LLC
(A Delaware limited liability company)
Statement of Financial Condition
December 31, 2008

Assets

Cash	$	965,448
Securities owned:		
Marketable securities, at market value		778,093
Options, at fair value		726,553
Total securities owned		1,504,646
Due from broker dealer		1,023,054
Commission receivable		99,924
Accrued income		7,291
Fixed assets net of depreciation		0
Total Assets	$	3,600,363

Liabilities and Member's Equity

Liabilities		
	$	
Securities sold short:		
Marketable securities sold short, at market value		316,729
Options sold short, at fair value		733,248
Accrued liabilities		2,028
Total liabilities		1,052,005
Member's equity		2,548,358
Total member's equity and Liabilities	$	3,600,363

0

The accompanying notes to financial statements
are an integral part of this statement

EROOM Securities, LLC
(A Delaware limited liability company)
Statement of Operations
For the year ended December 31, 2008

Revenues:		
Commissions	$	5,952,299
Interest and dividend income		1,869,444
Rebate on futures and stock execution		57,822
Trading income		-755,752
Other income		-7,783
Total Revenue		7,116,030
Expenses:		
Interest Expense		1,661,948
Regulatory and other expenses		155,187
Floor brokerage		60,981
Health Insurance		27,826
Rent expense		166,308
Depreciation		4,341
Payroll charges		520,221
Market information		285,477
Consulting and professional fees.		404,389
Other operating expenses		1,598,128
Total expenses		4,884,806
Net Income	$	2,231,224

The accompanying notes to financial statements
are an integral part of this statement

EROOM Securities, LLC
(A Delaware limited liability company)
Statement of Changes in Member's Equity
For the year ended December 31, 2008

Member's capital, December 31, 2007	$	853,317
Capital contributions		453,138
Capital withdrawals		(989,321)
Net income		2,231,224
Member's capital, December 31, 2008	$	2,548,358

EROOM Securities, LLC
(A Delaware limited liability company)
Statement of Cash Flows
For the year ended December 31, 2008

Cash Flows From Operating Activities:

Net Income	$	2,231,224
Items not effecting cash flow to reconcile cash depreciation		4,341
Changes in assets and liabilities:		
Increase in securities owned		(1,032,779)
Increase in receivable from brokers and dealers		(998,450)
Increase in commission receivable		91,207
Increase in other assets		0
Increase in other receivable		6,010
Increase in securities sold		1,000,836
Increase in accounts payable and accrued liabilities		(7,973)
Net Cash used in operating activities		1,294,416

Cash Flows From Investing Activities:

Purchase of fixed assets	(2,248)
Distribution of fixed asset	14,077
Net Cash used in investing activities	11,829

Cash Flows From Financing Activities

Proceeds from capital contributions	453,138
Payments for capital withdrawals	(989,321)
Net cash provided by financing activities	(536,183)
Net change in cash and cash equivalents	770,062

Cash at December 31, 2007		195,386
Cash at December 31, 2008	$	965,448
		0
Interest Expense		1,661,948

The accompanying notes to financial statements
are an integral part of this statement

5

NOTE 1. ORGANIZATION

EROOM Securities, Limited Liability Company (The Company) was organized under the Uniformed Limited Liability Company Act of Delaware in June 1996. The company is registered as a foreign limited liability company doing business in the State of Illinois. The business of the Company is to engage in the executing of trades on organized exchanges in the United States. EROOM Securities, L.L.C. is registered as a broker dealer with the Securities and Exchange Commission (SEC) and is   a member with the Chicago Board Options Exchange (CBOE) and the Financial Industry Regulatory Authority (FINRA).

The Company is exempt from certain filing requirements under the Rule 15c3-1(a)(6) of the Securities and Exchange Commission, since the Company does not carry customer accounts, effects transactions only with other broker dealers, does not effect transactions in unlisted options and clears and carries its trading accounts with another Broker Dealer that is a registered clearing member of the Exchange.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In the normal course of business, the Company enters into transactions in exchange traded securities including options thereon for others. Securities and commission transactions together with related revenues and expenses are recorded on trade date. Securities owned are reflected at market value with the resulting unrealized gains and losses reflected currently in income.

Recent Accounting Pronouncements

The Company was required to adopt SFAS No. 157 effective January 1, 2008. The standard addresses the way in which companies' measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. The impact of the adoption of SFAS No. 157 was not significant to the Company's results of operations or financial position.

Income Taxes.
A Limited Liability Company does not pay federal income taxes. The Company is treated for Federal and State income taxes as if it was a partnership reporting their income under the Sub Chapter K provision of the Internal Revenue Code of 1986. Each member is responsible for reporting their pro rata share of the profits or losses on their tax returns. The Company reports their income for taxes on a calendar year basis. The Company is subject to a 1.5% Illinois replacement tax.

Depreciation.
Depreciation is provided on a double declining balance following MACRS lives for all depreciable assets. The estimated useful lives are three years to five years for computers and related software.

Commissions
Commissions and related clearing expense are recorded on a trade-date basis as securities transactions occur.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 3.   RELATED PARTY TRANSACTIONS:

Certain administrative and organizational activities were performed by a related party at no cost to the Company.

NOTE 4.   RECEIVABLE FROM BROKER-DEALERS

Receivable from broker-dealers at December 31, 2008 consist of:

Broker-dealers	$1,023,054

The amount due from broker-dealers is primarily from commissions from the execution of stock and stock options.

The Company clears all transactions through another broker dealer pursuant to a clearing agreement.

At December 31, 2008, substantially all assets of the Company are deposited with the clearing broker.

NOTE 5.   Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered financial instruments as defined by Statement of Financial Accounting Standard No. 107 and are either already reflected at fair values, are short-term or replaceable on demand. Therefore, except for deposit for memberships and Goldman Sacs Stock ownership, their carrying amounts approximate their fair value

NOTE 6.   Commission receivable

Amount represents deposit at clearing firm for commissions earned on execution amount is collectible within 30 days.

NOTE 7.   Securities sold, but not yet purchased

Marketable securities owned and sold but not yet purchased consists of trading and investment securities at quoted market value, as illustrated below.

	Sold, not yet purchased
Stocks	$316,729.00
Options	$733,248.00
Total	$1,049,977.00

NOTE 8.   Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures and certain options are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally forwards, options, and swaps, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts.

Derivatives used for economic hedging purposes include swaps, forwards, futures, and purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not engage in activity in swaps or the forward market.

Financial Instruments and Fair Value of Financial Instruments, requires disclosures about the amounts, nature, terms and fair values of derivative financial instruments. The statements also requires that a distinction be made between financial instruments held or issued for trading purposes and financial instruments held or issued for purposes other than trading.

The Company primarily engages in executing trades for a "give up" commissions and does not regularly invest in exchange traded options on stock for speculative purposes. These contracts are marked to market daily and involve elements of market and credit risk. The Company's contracts are all exchange-traded whereas the option clearing corporation acts as the counter party of the specific transactions and, therefore, bears the risk of delivery to and from the counter parties.

The Company does not apply hedge accounting as defined in FASB Statement 133, Accounting for Derivative Instruments and Hedging Activities, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the statement are generally not applicable with respect to

8

EROOM Securities, L.L.C.
(A Delaware Limited Liability Company)
Notes to Financial Statements
December 31, 2008

these financial instruments.

Fair value of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate.

Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the consolidated statement of financial condition.

NOTE 9 **Financial Instruments Held or Issued for Trading Purposes**

OTE 9 Financial Instruments Held or Issued for Trading Purposes

The Company will occasionally trade in exchange traded equities, futures and equity options. The following table summarizes the components of income from proprietary trading transactions and includes the class of financial instruments included.

Equity activities (including equity shares, futures and options on stock)	-755,752

The following amounts disclosed represent the market or fair value of derivative financial instruments at December 31, 2008, and the average market of fair value calculated based upon month end amounts, during the year for those instruments:

	Fair Value December 31, 2008		Average Fair Value Year Ended December 31, 2008	
	Asset	Liability	Asset	Liability
Equity options	726,553	733,248	368,275	391,435.

NOTE 10 **NET CAPITAL REQUIREMENTS**

As a registered broker-dealer, the Company is subject to the net capital rule of the Securities and Exchange Commission Uniform Net Capital rule (rule 15c-3-1). Under this rule, the Company is required to maintain Aminimum net capital≅ equivalent to $100,000 or 6 2/3 of Aaggregate indebtedness,≅ whichever is greater, as these terms are defined. The Company uses the alternative method to calculate their net capital, which is a minimum of $250,000

Net capital and aggregate indebtedness change day to day, but at December 31, 2008, the Company had net capital and net capital requirements of $2,436,389 which was $2,186,389 in excess of its required net capital of $250,000. The Company's net capital ratio was .052% to 1. Net capital rule may effectively restrict the amount of capital withdrawals to the members.

NOTE 11   **Guarantees**

FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (security or commodity price, an index) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Exchange Member Guarantees
The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

NOTE 12   **Commitments and Contingencies**

The Company has no long term agreements which would require expenditures in future periods.

NOTE 13   **Subsequent Events:**

Nothing to report.

EROOM Securities, LLC
(A Delaware limited liability company)
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1

December 31, 2008

Member's equity, December 31, 2008	$	2,548,358
Less:		
Non allowable assets		0
Haircuts		-111,969
Undue concentration		0
Net capital		2,436,389
Required net capital		250,000
Excess capital	$	2,186,389
Excess capital @ 1000%	$	2,436,186
Excess net capital 5% of combined aggregate debit items or 120%		2,136,186

Note The above information on this schedule is in agreement, in all material respects, with the
unaudited FOCUS Report, Part II filed by EROOM Securities, LLC as of December 31, 2008

The accompanying notes to financial statements
are an integral part of this statement

12

EROOM Securities, LLC
(A Delaware limited liability company)
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1

December 31, 2008

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness

Items included in the balance sheet:

Accrued liabilities	$	2,028
Other		0
		2,028

Ratio: Aggregate Indebtedness		0.083238%
to Net Capital		to 1

The accompanying notes to financial statements
are an integral part of this statement

EROOM Securities, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION AND CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2008

RESERVE COMPUTATION
(See note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS
(See note below)

Note: The Company, is exempt from Rule 15c3-3, it does not transact a business in securities with,
or for, other than members of a national securities exchange and does not carry margin amounts,
credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).
Accordingly, there are no amounts reportable under these sections.

The accompanying notes to financial statements
are an integral part of this statement

Robert Cooper and Company CPA P.C.
141 W. Jackson blvd. Suite 2045
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

Independent Auditor's Report on Internal Control Structure Required
by SEC Rule 17a-5

To the Members:
Eroom Securities, LLC

In planning and performing our audit of the financial statements of **Eroom Securities, LLC** for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the effectiveness of the Company's internal Control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by **Eroom Securities, LLC** that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3, Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following.

    (1) in making the quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13;

    (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide the owner with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements w"'l not be prevented or detected by the entity's internal control

The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, the managers of the Company informed me that they exercise close oversight of accounting records daily, thus offsetting the lack of separation of duties. The study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Commission Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Sincerely,

Robert Cooper & Company CPA P.C.
February 22, 2009

16

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS AS OF FOR

THE PERIOD ENDING DECEMBER 31, 2008

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Michael Moore
Managing Member